UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of February 2022

Commission file number: 001-41260

MARIS-TECH LTD.

(Translation of registrant’s name into English)

2 Yitzhak Modai Street

Rehovot, Israel 7608804

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

On February 4, 2022, Maris-Tech Ltd. (the “Company”) closed its initial public offering (“IPO”) of (i) 3,690,477 units (“Units”), each consisting of one ordinary share, no par value (“Ordinary Shares”), and one warrant to purchase one Ordinary Share (“Warrants”), and (ii) 10,000 pre-funded units (“Pre-Funded Units), each consisting of one pre-funded warrant (“Pre-Funded Warrants”) to purchase one Ordinary Share and one Warrant, to those purchasers whose purchase of Units in the IPO would otherwise result in the purchaser, together with its affiliates and certain related parties, beneficially owning more than 4.99% (or 9.99% in certain circumstances) of the outstanding Ordinary Shares immediately following the consummation of the IPO, pursuant to the Company’s registration statement on Form F-1 (File No. 333-260670) originally filed with the Securities and Exchange Commission (the “SEC”) on November 1, 2021, which was declared effective by the SEC on February 1, 2022. The Units were sold at an initial public offering price of $4.20 per Unit and the Pre-Funded Units were sold at an initial public offering price of $4.199 per Pre-Funded Unit. The Warrants have an exercise price of $5.25 per Ordinary Share and may be exercised until February 4, 2027 and the Pre-Funded Warrants have an exercise price of $0.001 per Ordinary Share. In addition, the Company also issued and sold 65,247 Ordinary Shares at a price of $4.199, 478,324 Pre-Funded Warrants at a price of $4.198 per Pre-Funded Warrant and 543,571 Warrants at a price of $0.001 per Warrant pursuant to the partial exercise of the over-allotment option and issued 488,324 Ordinary Shares pursuant to the exercise of the 488,324 Pre-Funded Warrants issued in the IPO at an exercise price of $0.001 per Ordinary Share. In connection with the IPO (including over-allotment and Pre-Funded Warrant exercises), the Company issued and sold 4,244,048 Ordinary Shares and 4,244,048 Warrants and received aggregate gross proceeds of approximately $17.8 million, before deducting underwriting discounts and commissions and before offering expenses. Aegis Capital Corp. served as sole book-running manager for the IPO, which was conducted on a firm commitment basis. The Ordinary Shares and Warrants were approved for listing on the Nasdaq Capital Market and commenced trading under the symbol “MTEK” and “MTEKW”, respectively, on February 2, 2022.

The Company issued press releases announcing the pricing and closing of the IPO on February 1, 2022 and February 4, 2022, respectively. Copies of the press releases are furnished herewith as Exhibit 99.1 and Exhibit 99.2 and are incorporated by reference herein.

In connection with the IPO, on February 2, 2022, the Company filed with the Israeli Companies Registrar an amendment to its articles of association to increase the authorized registered share capital of the Company to 98,750,000 Ordinary Shares and 1,250,000 preferred shares effective immediately. In addition, upon the consummation of the IPO, all of the 489,812 preferred shares of the Company then issued and outstanding were automatically converted into 489,812 Ordinary Shares and, in connection therewith, pursuant to the articles of association and Israeli law, the authorized preferred shares were similarly converted into authorized Ordinary Shares. Following such conversion, the authorized registered share capital of the Company was automatically increased to 100,000,000 Ordinary Shares to give effect to such conversion. A copy of the Company’s articles of association in effect immediately following the consummation of the IPO and giving effect to the amendment and subsequent conversion of the preferred shares is filed herewith as Exhibit 3.1 and is incorporated by reference herein.

EXHIBIT INDEX

Exhibit No.
3.1	Amended and Restated Articles of Association of Maris-Tech Ltd., as amended
99.1	Press release of Maris-Tech Ltd. dated February 1, 2022 re: Pricing of the IPO
99.2	Press release of Maris-Tech Ltd. dated February 4, 2022 re: Closing of the IPO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Maris-Tech Ltd.

Date: February 4, 2022	By:	/s/ Israel Bar
Israel Bar
Chief Executive Officer

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